Exhibit 99.1

TURQUOISE HILL RESOURCES LTD.

Special Meeting of Shareholders Held on December 9, 2022

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

This report sets out the matters voted upon and the results of the votes conducted at the special meeting of holders of common shares (“Shareholders”) of Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Corporation”) held on December 9, 2022.

Approval of the Arrangement

A special resolution, the full text of which is set forth in Appendix A to the management information circular of Turquoise Hill dated September 27, 2022, as supplemented by the supplement to the management information circular of Turquoise Hill dated November 24, 2022 (the “Circular”), to approve an arrangement pursuant to the provisions of the Business Corporations Act (Yukon) involving the Corporation, Rio Tinto International Holdings Limited and Rio Tinto plc, and the Shareholders (the “Arrangement Resolution”), all as more particularly described in the Circular, was voted on by ballot and approved as follows:

Shareholders (voting as a single class of securities):

Votes For	% Votes For	Votes Against	% Votes Against
134,010,592	86.58%	20,765,286	13.42%

Shareholders, except those required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (voting as a single class of securities):

Votes For	% Votes For	Votes Against	% Votes Against
31,813,949	60.51%	20,765,286	39.49%